Exhibit (a)(10)

Contacts:	Vincent J. Milano
Vice President, CFO and Treasurer
ViroPharma Incorporated
Phone (610) 321-6225

William C. Roberts
Director, Corporate Communications
ViroPharma Incorporated
Phone (610) 321-6288

VIROPHARMA INCORPORATED ANNOUNCES BASE SHARE AMOUNT AND

AUTO-CONVERSION PRICE FOR ITS PLUS CASH NOTES

EXTON, Pa., May 21, 2004 — ViroPharma Incorporated (Nasdaq:VPHM), a pharmaceutical company focused on developing and commercializing products that address serious diseases treated by physician specialists and in hospital settings, including cytomegalovirus (CMV) and hepatitis C (HCV), today announced that that a conversion consideration determination period for its exchange offer of new 6% Convertible Senior Plus Cash NotesSM due June 1, 2009 has concluded.

Pursuant to the terms of the exchange offer, the base share amount and the auto-conversion price is to be fixed as of the second trading day immediately preceding the expiration date of the exchange offer, which will be May 25, 2004, unless extended by ViroPharma as permitted by the terms of the exchange offer. We may extend the expiration date or amend any of the terms or conditions of the exchange offer, including imposing a minimum participation condition, for any reason. In the case of an extension or a material amendment, we will issue a press release or other public announcement no later than 9:00 a.m., New York City time, on May 26, 2004. No decision has been made whether to extend the expiration date or amend the terms of the exchange offer.

Unless ViroPharma extends or amends the offering, as described in the prospectus for this offering each Plus Cash Note will be convertible into 257.62 shares of ViroPharma common stock (the base share amount) plus $500 in cash, which ViroPharma may elect to pay with shares of its common stock under certain circumstances. ViroPharma may auto-convert the Plus Cash Notes any time the closing price of its common stock exceeds $3.88 for 20 trading days during any consecutive 30 trading day period, subject to the terms of the Plus Cash Notes.

The base share amount was determined by dividing (i) the result of subtracting the $500 plus cash amount from $952.38, by (ii) the simple average of the closing bid price of ViroPharma’ common stock on May 17, 18, 19, 20, and 21, 2004. The auto-conversion price was determined by dividing (i) the result of subtracting the $500 plus cash amount from $1,500 by (ii) 257.62, which is the number of base shares. In the event the exchange offer is extended, the number of shares into which each Plus Cash Note will be convertible will be recalculated pursuant to the terms of the offer.

On April 28, 2004. ViroPharma commenced an offer to exchange up to $99,122,500 aggregate principal amount of its new 6% Convertible Senior Plus Cash NotesSM due 2009 for up to all of the $127,900,000 aggregate principal amount of its currently outstanding 6% Convertible Subordinated Notes.

The exchange offer is scheduled to expire at 12:00 midnight, New York City time, on May 25, 2004, unless extended.

U.S. Bancorp Piper Jaffray Inc. is serving as the dealer manager for the exchange offer. U.S. Bank National Association is serving as the exchange agent. A prospectus, letter of transmittal and other materials related to the exchange offer, are available free of charge from the information agent, Georgeson Shareholder Communications Inc., 17 State Street, 10th Floor, New York, New York 10004 (800-259-3515). The prospectus, the letter of transmittal and other materials related to the exchange offer, may also be obtained free of charge at the Securities and Exchange Commission’s website (www.sec.gov).

A tender offer statement, registration statement (and the prospectus included therein), a related letter of transmittal and other offer documents relating to these securities have been filed with the Securities and Exchange Commission, but the registration statement has not yet become effective. These documents contain important information that should be read carefully before any decision is made with respect to the exchange offer. These securities may not be exchanged, nor may offers to exchange be accepted, prior to the time the registration statement become effective. This press release shall not constitute an offer to exchange, or the solicitation of an offer to buy, the securities, nor shall there be any offer, exchange, solicitation or sale of any securities in any State in which such offer, exchange, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State or other jurisdiction

The information in this press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. A number of factors could cause actual results to differ materially from the Company’s assumptions and expectations, including the possibility that the exchange offer may not be consummated; the new 6% Convertible Senior Plus Cash NotesSM due 2009 may not be converted, and if such notes are converted, a significant number of shares of the Company’s Common Stock would be issued; the Company may not be successful in the execution of its business operations and plans; and the Company may not be able to service its debt obligation. Additional risks are described in the risk factors contained in the registration statements on Forms S-4 filed with the Securities and Exchange Commission.

# # #